March 3, 2010

Via Edgar and Overnight Mail

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:	Home Federal Bancorp, Inc.
Form 10-K for the Fiscal Period Ended September 30, 2009
Form 10-Q for the Fiscal Period Ended December 31, 2009
File No. 001-33795

Dear Mr. Cline:

This letter sets forth the responses of Home Federal Bancorp, Inc. (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 17, 2010 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form, 10-K,
Lending Activities, page 7

1.
Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

In future filings, we will expand our narrative to include discussion of our appraisal processes. Appraisals on loans secured by consumer real estate are updated before the loan becomes 120 days past due, or earlier if circumstances indicate the borrower will be unable to repay the loan under the terms of the note. Additionally, appraisals are updated if the borrower requests a modification to their loan. On commercial business loans, appraisals are updated upon a determination that the borrower will be unable to repay the loan according to the terms of the note or upon a notice of default, whichever is earlier. Appraisals are updated on all loan types immediately prior to a foreclosure sale and quarterly thereafter. Therefore, appraisals used in the valuation of impaired loans and other real estate owned are generally no more than 45 days old at the time of impairment or foreclosure. The allowance for loan losses (accounted for under ASC 450-20, formerly FAS 5) includes adjustments to historical loss factors to give consideration to recent declines in real estate values, in addition to other economic factors such as vacancy and unemployment rates.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
March 3, 2010

Consolidated Financial Statements
Note 2 — Acquisition, page 105

2.	Your disclosure on page 26 indicates that you adjusted the amount of recorded allowance related to the loans acquired from Community First Bank. Please revise to disclose the following information:

•
Specifically disclose how you determined the amount of allowance to carryover in the acquisition. That is, did you carry over a majority of the purchased institution's allowance and make adjustments, or did you determine the entire amount of allowance needed in connection with these loans?

Response:

An allowance for loan losses was adjusted for loans purchased in our acquisition of Community First Bank, Prineville, Oregon (“Acquisition”), not accounted for under ASC 310-30. In determining this allowance, we had to rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors and issues with respect to individual borrowers. We used the loss history for Community First Bank and adjusted those loss rates for current economic factors, including known and estimated real estate devaluations.

At the time of the Acquisition, we applied SFAS No. 141, “Business Combinations,” which was superseded by SFAS No. 141(R). Because we have a September 30 fiscal year we were not permitted to adopt SFAS No. 141(R) prior to October 1, 2009. As such, we established an allowance for loan losses in accordance with industry practice under FAS No. 141. The allowance for loan losses of Community First Bank was $7.1 million at June 30, 2009. On the Acquisition date, Community First Bank’s allowance for loan losses was $8.7 million. Community First Bank’s allowance for loan losses on the Acquisition date had not been updated or maintained at an appropriate level due to inadequate levels of capital. Therefore, the allowance did not reflect the decline in real estate values collateralizing impaired loans and did not sufficiently consider the likelihood of loss in the general loan portfolio resulting from a severely-distressed local economy. The adjustment to the allowance was necessary to increase the allowance for loan losses to a level appropriate for Community First Bank, immediately prior to the Acquisition. We believe the adjusted balance of the allowance for loan losses is recorded at a level consistent with what would have been required to be recorded by us prior to closing an acquisition with Community First Bank, had we acquired the institution outside of the FDIC receivership process.

•
Please clarify how you determined the ratio of allowance for loan losses on covered assets as a percentage of loans covered by loss share agreement on page 27.  For example, clarify whether you calculated this ratio based on the gross contractual balances of the loans, contractual balances net of the discount, or on the expected collectible balance of the loans.

Response:

The ratio “Allowance for loan losses on covered assets as a percentage of loans covered by loss share agreement” was calculated by dividing the amount of the allowance for loan losses allocated to loans covered by loss share agreement with the Federal Deposit Insurance Corporation (disclosed in the table on page 27 as $16,812,000) by the balance of loans covered by the loss share agreement (disclosed in the table on page 27 as $126,366,000), which was the contractual balance, net of the ASC 310-30 discount adjustment. We will include a footnote on this calculation in future filings.

•
Considering the significance of the allowance recorded in connection with the purchase of Community First Bank to loans without evidence of impairment (disclosed as 13.3% on page 27), please tell us how you concluded that none of these loans showed evidence of impairment and, therefore, fell under the scope of ASC 310-30.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
March 3, 2010

Response:

We will revise future filings to disclose that we determined all loans that had been classified as Substandard, Doubtful or Loss by Community First Bank and all loans on nonaccrual status on the Acquisition date were within the scope of ASC 310-30. At the Acquisition date, all other loans were subject to ASC 450-20. In determining this allowance, we had to rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to individual  borrowers. We used the loss history for Community First Bank and adjusted those loss rates for current economic factors and known and estimated real estate devaluations. While the loans subject to ASC 450-20 were performing according to the terms of the underlying loan agreement and we were not aware of individual circumstances evidencing impairment in these loans at the Acquisition date, we believed, and continue to believe, significant losses will be realized as a severe economic recession, high unemployment and deteriorating real estate values quickly erode the repayment capacity of many of Community First Bank’s customers. A significant portion of this allowance (approximately $10.9 million, or 65%) was allocated to land acquisition and development loans and speculative residential real estate construction loans, which we believe will continue to deteriorate as a result of an excess of such speculative projects in the primary markets of Community First Bank. Therefore, while we have made a significant effort to identify and account for all loans considered impaired at the Acquisition date, we believe the probability of default and the loss given default on the remaining portfolio of loans will likely be significant.

3.
We note your disclosure on page 66 that you considered the value of the loss sharing agreement in determining the fair value of loans and foreclosed real estate acquired. Please revise to disclose specifically how you considered the FDIC loss sharing agreement when determining the amount of the fair value adjustments related to the purchased covered assets and clarify whether you recorded the amount of allowance for loan losses net of any amounts recoverable from the FDIC.

Response:

We removed this sentence from our Form 10-Q for the quarter ended December 31, 2009, as better wording of this sentence would have stated the “value of this loss sharing agreement was considered in determining the amounts recoverable from the FDIC” rather than “in determining fair values of loans and foreclosed real estate acquired.” The allowance for loan losses and the ASC 310-30 discount were recorded gross of amounts receivable from the FDIC.

4.
Please revise to disclose in detail how you determined the fair value of the FDIC loss sharing agreement at the date of purchase and provide a tabular disclosure of estimated expected losses at the date of purchase by asset type.

Response:

In response to this comment we have prepared the following proposed disclosure as of August 7, 2009, and will incorporate a similar reconciliation in future filings. In addition, please note our Form 10-Q for the quarter ended December 31, 2009, contained detailed disclosure of the activity related to the FDIC indemnification receivable in Note 9 to the consolidated financial statements.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
March 3, 2010

The following table sets forth, as of August 7, 2009, the estimated fair values and losses on loans and real estate and other repossessed assets purchased in the Acquisition and subject to the loss sharing agreement with the FDIC:

	Loans individually identified as impaired (ASC 310-30)			Real estate and other repossessed assets			Other loans purchased (ASC 450-20)
	Balance	Discount	Fair Value	Balance	Discount	Fair Value	Balance	Allowance
	(in thousands)
Acquisition and development	$10,636	$(3,721)	$6,915	$8,788	$(3,757)	$5,031	$12,693	$(9,766)
One-to-four family construction	740	(259)	481	1,704	(728)	976	2,258	(1,129)
Commercial real estate	16,481	(5,507)	10,974	1,751	(749)	1,002	53,872	(3,340)
One-to-four family	8,017	(2,997)	5,020	207	(88)	119	15,940	(1,202)
Other	4,529	(1,766)	2,763	411	(176)	235	17,169	(1,375)
	$40,403	$(14,250)	$26,153	$12,861	$(5,498)	$7,363	$101,932	$(16,812)

The following table details the calculation of the FDIC indemnification asset at August 7, 2009 (in thousands):

Balance of covered assets	$155,196
Estimated losses on covered assets:
Loans under ASC 310-30	14,250
Real estate and other repossessed assets	5,498
Loans under ASC 450-20	16,812
Estimated losses on covered assets	36,560
Recovery of previously charged-off loans	1,845
Total estimated losses	38,405
Loss threshold per agreement	34,000
Estimated recovery at 80% rate		$27,200
Estimated losses in excess of threshold	4,405
Estimated recovery at 95% rate		4,185
Recoverable expenses at 80% rate	-	-
Less: Net present value discount		(1,347)

FDIC indemnification asset		$30,038

5.
Given the significance of loans purchased that are subject to ASC 310-30 compared to the total portfolio purchase, please revise to provide all of the disclosures required by ASC 310-30-50 including, but not limited to, the amount of cash flows expected to be collected, a roll forward of the amount of accretable yield, and a roll forward of any related additional allowance for loan losses recorded subsequent to purchase.

Response:

We did not provide the disclosure called for under ASC 310-30-50 as all loans purchased in the Acquisition that were determined to be subject to ASC 310-30 were placed on nonaccrual status and their estimated fair values were based on the liquidation value of the underlying collateral because we anticipate the liquidation of the collateral securing these loans will be the primary source of repayment. Additionally, we determined the estimated fair value of the loans subject to ASC 310-30 to be our initial investment in the loans. Since the timing of the foreclosure and sale of loan collateral was indeterminate and the initial investment value of the loans was equal to the expected cash flows of those loans, we determined we did not have accretable yield on loans subject to ASC 310-30 and that we should not accrue interest.

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
March 3, 2010

6.
We note your disclosure on page 112 that the $26.2 million in purchased impaired loans were written down to an estimated fair value of $14.2 million. We also note your disclosure on page 107 that the estimated fair value of loans subject to ASC 310-30 was $26.2 million. Please revise to clarify this apparent inconsistency or advise.

Response:

On page 108, we note the impaired loans disclosed at September 30, 2009, are reported net of a $14.2 million discount on $40.4 million of acquired loans subject to ASC 310-30. On page 112, we disclose the impaired loan table includes $26.2 million of loans purchased in the acquisition that “were written down $14.2 million to their estimated fair value.” We believe these disclosures are consistent and that the estimated fair value in each presentation is $26.2 million. We will revise our disclosure in future filings to better distinguish between the gross and net carrying values of impaired loans purchased.

Note 13 — Commitments and Contingencies, page 119

7.	Given the volume of loans sold subject to representations and warranties, please revise to clarify whether you have incurred any losses to date under these obligations.

Response:

Through December 31, 2009, we have not had to repurchase any loans sold to investors or a U.S. Government-sponsored enterprise. As a result, we have not incurred any losses to date under these obligations. We will revise our disclosures in future filings to communicate such results with a caveat that past performance may not be representative of future performance on sold loans and that the Company may be required to perform under such repurchase obligations, which may result in losses.

Item 9.A Controls and Procedures, page 130

8.
Please revise to disclose whether you expect the modifications to your internal control procedures to have a material impact on your internal control over financial reporting. If so, please revise to describe the changes to your internal controls in greater detail and describe the impact you believe it may have on your financial reporting.

Response:

As of February 8, 2010, we do not expect the modifications to our internal control procedures to have a material impact on our internal control over financial reporting.

December 31, 2009 Form 10-Q
Note 7 — Allowance for Loan Losses, page 10

9.
Please revise to disclose the specific adjustments made to the balance of impaired loans reported for the period ended September 30, 2009. Please specifically clarify why these changes were made to your presentation and how you concluded that the balance of impaired loans was properly reported in your September 30, 2009 Form 10-K.

Response:

We believe our disclosure of nonaccrual loans, nonperforming assets and troubled debt restructurings properly reports all such assets at September 30, 2009. Our disclosure of impaired loans in the

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
March 3, 2010

September 30, 2009, Form 10-K did not include troubled debt restructurings that were not on nonaccrual status. We modified our definition of impaired loans in the first quarter of fiscal year 2010 to include all troubled debt restructurings as impaired loans, irrespective of the accrual status of the loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations Property and Equipment, page 20

10.
We note your disclosure that you purchased banking locations in connection with the FDIC purchase and assumption agreement. Please tell us whether you accounted for this purchase as a revision of your original purchase accounting or whether you accounted for the purchase separately from the business acquisition. Please tell us the authoritative literature considered when making your conclusion.

Response:

Buildings, furniture and fixtures of Community First Bank  were specifically  excluded from the assets offered by the FDIC in the purchase and assumption agreement (“Agreement”) in the Acquisition. Additionally, the value of buildings, furniture and fixtures were not a component of the assets we received in the Acquisition. The Agreement provided us an option to purchase none, some or all of the buildings and furniture and fixtures of Community First Bank at fair value, which was to be determined after the Acquisition date. We also had the option to assume any or none of the lease agreements for other bank buildings after the Acquisition.

In November 2009, we purchased two banking offices and the furniture and fixtures of those buildings at fair value, as determined by an independent appraiser appointed by the FDIC. Since these assets were specifically  excluded from the assets offered in the Agreement and were not a component of the assets  received in the Acquisition, we treated the purchase of these assets as a separate transaction from the Acquisition. Therefore, we did not revise the original purchase accounting for the Acquisition and recorded the purchase of the buildings, furniture and fixtures separately, at fair value.

The Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; a
(iii)	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (208) 468-5156 or by email at enadeau@myhomefed.com.

Sincerely,

/s/Eric S. Nadeau

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant